Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1260
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306



Montreal, December 18, 2001



Attn. : Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

Re : Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs :

Please find attached the Consolidated Interim Unaudited Financial Statements for the nine month period ended September 30, 2001. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer



Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Nine-Months Ended September 30, 2001

Message to Shareholders

Third Quarter 2001

Events that occurred during the third quarter were likely the most dramatic and challenging in the history of North American financial markets. Terrorist attacks in New York and Washington pushed a weakened U.S. economy into recession, which has now been officially declared to have begun in March. The recession appears to be worldwide in scope, with Germany, Japan, and other countries showing similar negative economic growth indicators. The state of the world's economy will likely be dictated by the economic conditions in the United States, where some analysts predict a recovery beginning no sooner than next summer. Recent gains in major equities markets that followed the sharp drops after the September 11 attacks are not likely to be sustained throughout the next twelve months, as the U.S. led coalition enters a more difficult phase of the war in Afghanistan and President Bush has hinted at some sort of conflict being possible against Iraq in the near future. Overall volatility will likely prevail in the equities markets next year, with many technology and industrial stocks remaining depressed for the duration of the recession. Several analysts have indicated that the only economic strengths in the coming year will be in the health care industry and the biotechnology sector. Advances in biotechnology, however, may not be felt across the board, but more likely led by those companies with particularly strong advances toward major new treatments.

On the monetary policy side, we have recently seen an unprecedented tenth cut this year that dropped the federal funds rate to 2.0%, the lowest in forty years. An eleventh cut could come in December as the U.S. government is doing everything it can to stimulate the economy that had already been hit by a surge in layoffs, weak corporate earnings, and sagging stock prices before the September terrorist attacks. Subsequently, the strong dollar policy has not only been maintained, it has been put in the forefront as a bastion of national and international security. In tandem with the interest rate cuts, the U. S. Treasury has eliminated the 30-year long-bond and continued to persuade other central banks to sell or lend gold at low rates, thus keeping the price of gold down and simultaneously maintaining worldwide confidence in the U.S. currency. To what degree gold swap deals between the U.S. and other central banks have facilitated this policy is still not clear, but it is likely significant. The average gold price for the third quarter was US$274 per ounce, with a range of US$265 to US$293. On the day of the worst terrorist attack in history, gold rose 5.7% to US$287 and six days later to US$293, but it never came close to the psychologically important US$300 barrier. It probably will not for some time. Pending consolidation transactions (and hinted transactions) in the gold industry have created the unhedged camp of Newmont/Homestake/Franco-Nevada/Gold Fields facing-off against the hedged camp of Barrick-Anglogold. The resulting stalemate will result in the gold industry being mostly uneffective in raising the price of gold. Moreover, an economic recovery in mid to late 2002 that would likely increase jewelry buying and put upward pressure on the gold price, will probably not be enough to overcome the expected continuation of low lease rates on central bank gold that may keep bullion prices down for at least another 12 to 18 months. A potential conflict with Iraq could extend this price depression indefinitely, unless the U. S. proceeds unilaterally and looses the support of international central banks. One way or another, the price of gold will go up in the future, but when and how much remains uncertain. Therefore, Franc-Or management's cautious optimism on gold investments remains and we will limit these efforts accordingly.

With the projected market improvement in biotech stocks that can demonstrate innovative product lines, Franc-Or management is confident that its shareholders will eventually realize significant gains through its investment in URRMA Biopharma Inc., a private Montreal-based biotech company, and the development of its AIDS platform of diagnostic kits and therapeutic treatments. At a recent pre-IDE meeting with the FDA, the R7V qualitative diagnostic kit was positively received, but the agency's request for some additional clinical studies on two separate U. S. patient groups will add slightly to the time required for full IDE and PMA approvals prior to marketing. Discussions are underway with several companies regarding the manufacture of multiple R7V platform products. Separately, Franc-Or Resources Corporation is active in helping URRMA find the funds necessary for the development of their multi-product lines. This financing effort involves investigating a variety of corporate, private, and public sources and structures.

The events of September 11 have also aided the prospects of Franc-Or's investment in Broadband Collaborative Solutions Inc. (BCS), a Toronto-based telecommunications company that sells high-speed audio and visual conferencing and document sharing through dedicated DSL lines. BCS is increasing its client base with businesses that are utilizing its services so as to minimize air travel time, expense, and peril. BCS has signed a "best efforts" financing agreement with Yorkton Securities Inc. to raise $5 - $7 million to provide the funds necessary to grow into a challenging market that has developed through the fear of travel and the recessionary pressures related to recent events.

Royalty revenues from gold production in French Guiana continue to decrease, as the number of working properties are reduced and field efforts revert to reclamation requirements, which are proceeding at a satisfactory pace.

In Nevada, eight reverse circulation drill holes totaling 4,690 feet were completed at the Fitting property, located in the north-central part of the state. Narrow zones of low-grade mineralization were encountered, but failed to indicate the presence of a commercially viable gold deposit and the property was dropped. Reconnaissance exploration for Carlin-type gold deposits continues throughout the state with syndicate partners Ranger Minerals Ltd and Cordilleran Exploration Company LC, albeit with a significantly reduced budget. This work involves a coordinated use of regional geologic and geophysical data, together with highly sensitive geochemical soil sampling and a proprietary imaging technique that was developed in Australia and never used before in Nevada. This new technique is showing promise in interpreting structures and potentially shallow bedrock in areas covered by valley fill. Land acquisition has begun on one such target that is thought to be the covered extension of a major mineralized trend.

"Sgd : Robert J. Casaceli"
President and C.E.O.

November 27, 2001

Management Discussion and Analysis of Operating Results and Financial Condition

The following management's discussion of the Corporation is for the quarters ended September 30, 2001 and 2000 and the financial condition as at September 30, 2001. This should be read in conjunction with the consolidated interim financial statements presented in this interim report and the annual audited consolidated financial statements and Management Discussion and Analysis presented in the Annual Report to shareholders for the year ended December 31, 2000. All amounts are in Canadian dollars unless otherwise stated.

Liquidity and Capital Resources

During this quarter, capital expenditures included $103,685 ($273,912 in 2000) on exploration on the Nevada project and $84,632 ($112,628 in 2000) on exploration on the Haute-Mana project. As at September 30, 2001, several exploration properties have been acquired and explored in Nevada for a total contribution by the Corporation of approximately US$1 million to the syndicate. During this quarter, the mining syndicate decided to cease exploration on the Fitting property. As a result, a write-down of deferred exploration costs for $83,692 associated with the Fitting property was taken during this quarter.

Working capital as at September 30, 2001 that totals $4.9 million with no long-term debt, will enable the Corporation to fund its exploration program and to seek other investment opportunities.

Results from operations

In this quarter, production royalties decreased to $12,850 as compared to $204,414 in the third quarter of 2000. The decrease is essentially attributable to continued diminishing grades and volume produced from the Haute-Mana resource.

The Corporation earned interest income of $48,694 in this quarter ($114,145 in the third quarter of 2000) from its investments for an effective annual rate of return of approximately 5% (6% in the third quarter of 2000).The decrease is due to lower market interest rates and proceeds of $2.2 million of short term investments. This amount was invested in the URRMA and Broadband Collaborative Solutions private placements.

In summary, earnings before depletion and amortization decreased in the third quarter of 2001 to $89,933 from $118,846 in the third quarter of 2000.

Risk factors

There are risks and uncertainties associated with Franc-Or's businesses and the economic environments in which those businesses operate. These risks and uncertainties are discussed in detail in the Corporation's Annual Report to shareholders for the year ended December 31, 2000.

Forward looking information

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such forward looking statements.

Franc-Or Resources Corporation

Consolidated Balance Sheets

	September 30 2001 (Unaudited)	December 31 2000 (Audited)
Assets		
Current assets		
Cash	$ 2,996,950	$ 196,198
Short-term investments	1,766,567	6,307,443
Accounts receivable	130,204	380,165
Promissory note	172,085	1,000,000
	5,065,806	7,883,806
Investments (note 2)	2,200,000	-
Capital assets		
Mining assets	3,489,326	3,489,326
Deferred exploration costs	2,560,328	2,652,714
Accumulated depletion	(2,690,000)	(1,740,000)
Machinery and equipment	267,336	327,748
	3,626,990	4,729,788
	$ 10,892,796	$ 12,613,594
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 141,813	$ 178,455
Shareholders' Equity		
Share capital	30,009,037	30,009,037
Deficit	(19,258,054)	(17,573,898)
	10,750,983	12,435,139
	$ 10,892,796	$ 12,613,594

See accompanying notes

Approved by the Board "Sgd : Robert J. Casaceli", Director, "Sgd : Micheal A. Steeves", Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended		Nine-month period ended	
	September 30 2001	September 30 2000	September 30 2001	September 30 2000
Revenues				
Royalty revenue	$ 12,850	$ 204,414	$ 236,812	$ 862,000
Investment income	48,694	114,145	233,405	338,780
	61,544	318,559	470,217	1,200,780
Expenses				
Professional and consulting fees	63,021	79,164	197,913	351,799
Administrative expenses and shareholder's information	26,912	39,682	116,756	105,427
Depletion and amortization	270,137	219,165	1,010,412	923,495
Write-down of deferred exploration costs	83,692	-	829,292	-
	443,762	338,011	2,154,373	1,380,721
Net loss for the period	(382,218)	(19,452)	(1,684,156)	(179,941)
Deficit at beginning of period	(18,875,836)	(16,166,234)	(17,573,898)	(16,005,745)
Deficit at end of period	$ (19,258,054)	$ (16,185,686)	$ (19,258,054)	$ (16,185,686)
Loss per share	$ (0.02)	$ (0.01)	$ (0.07)	$ (0.01)
Weighted average number of shares outstanding during the period	$ 23,058,059	$ 23,058,059	$ 23,058,059	$ 23,058,059

See accompanying notes

Franc-Or Resources Corporation

Consolidated Cash Flow Statements
(unaudited)

	Three-month period ended September 30 2001	Three-month period ended September 30 2000	Nine-month period ended September 30 2001	Nine-month period ended September 30 2000
Operating activities				
Net loss for the period	$ (382,218)	$ (19,452)	$ (1,684,156)	$ (179,941)
Adjustment for :				
Depletion and amortization	270,137	219,165	1,010,412	923,495
Write-down of deferred exploration costs	83,692	-	829,292	-
	(28,389)	199,713	155,548	743,554
Net change in non-cash working capital items	54,072	25,438	213,319	(359,038)
Cash flows generated from operating activities	25,683	225,151	368,867	384,516
Investing activities				
Short-term loan	168,062	-	827,915	(1,000,000)
Short-term investments proceeds	2,318,700	8,862	4,540,876	1,720,429
Investments	-	-	(2,200,000)	-
Deferred exploration costs	(188,317)	(386,540)	(736,906)	(1,049,483)
Cash flows generated from (used for) investing activities	2,298,445	(377,678)	2,431,885	(329,054)
Net change in cash	2,324,128	(152,527)	2,800,752	55,462
Cash at beginning of period	672,822	574,082	196,198	366,093
Cash at end of period	$ 2,996,950	$ 421,555	$ 2,996,950	$ 421,555

See accompanying notes

1. **Summary of significant accounting policies**

Basis of presentation

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2000. The significant accounting policies follow that of the most recently reported annual financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. **Investments**

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase warrants. Each whole Class A share purchase warrant is exercisable at $1.00 per share for a period of one year after closing. This investment gives the Corporation a 21.37% equity interest in URRMA.

b) Investment in Broadband Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. ("Broadband"), a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and 200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing. This investment gives the Corporation a 2.93% equity interest in Broadband.